Exhibit 11.1

ROYAL HAWAIIAN ORCHARDS, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months				Nine months
	ended September 30,				ended September 30,
	2012		2011		2012		2011

Net income (loss)	$296		$38		$(509)		$153

Class A Unit Holders (ownership percentage)	x	100%	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unit Holders	$296		$38		$(509)		$153

Class A Units outstanding	7,500		7,500		7,500		7,500

Net income (loss) per Class A Unit	$0.04		$0.01		$(0.07)		$0.02

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